FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of January, 2008

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

Translation of registrant’s name into English

3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

Address of principal executive office

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT

1.	A company announcement made on January 22, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)

Date: January 22, 2008	By:	/s/ KENJI KINOSHITA
Kenji Kinoshita
Director and Senior Executive Officer

January 22, 2008

Company Name:	Komatsu Ltd.
Representative:	Kunio Noji
Representative Director and President
Code Number:	6301
Listing Stock Exchange:	The first section of the Tokyo Stock Exchange and the first section of the Osaka Securities Exchange
Contact Information:	Tadashi Okada, Executive Officer and General Manager, Corporate Communications
Telephone Number:	+81-3-5561-2616

Re: Notice Regarding Additional Disclosure of Information Concerning the Tender

Offer for Shares of NIPPEI TOYAMA Corporation

The Company hereby announces that it has confirmed the “Not Yet Known” “Number of Voting Rights of Share Certificates, etc., Owned by Specially Related Party(ies) Before the Tender Offer” of “(6) Change of Holding Ratio of Share Certificates, etc. through the Tender Offer” of “2. Outline of Tender Offer” in the “Notice Regarding Commencement of Tender Offer for Shares of NIPPEI TOYAMA Corporation” which it announced on January 16, 2008, as follows.

(Before confirmation )

Number of Voting Rights of Share Certificates, etc., Owned by Specially Related Party(ies) Before the Tender Offer	Not Yet Known	(Holding Ratio of Share Certificates, etc. Before the Tender Offer: Not Yet Known)

(After confirmation )
Number of Voting Rights of Share Certificates, etc., Owned by Specially Related Party(ies) Before the Tender Offer	173	(Holding Ratio of Share Certificates, etc. Before the Tender Offer: 0.35%)

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